SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             AVALON PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)


               MARYLAND                               06-1379111
       (State of incorporation)            (IRS Employer Identification No.)

                        2900 Eisenhower Avenue, 3rd Floor
                              Alexandria, VA 22314
               (Address of principal executive offices) (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered

PREFERRED SHARE PURCHASE RIGHTS               NEW YORK STOCK EXCHANGE

Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)




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Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

            On March 8, 1998, the Board of Directors of Avalon Properties, Inc. (the "Company") authorized a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Shares"). The dividend is payable on March 9, 1998 (the "Record Date") to the stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series C Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") at a price of $120 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Union National Bank, as Rights Agent (the "Rights Agent").

            Until the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary thereof, an employee benefit plan of the Company or a subsidiary thereof (any of the foregoing, an "Exempt Person") or Bay Apartment Communities, Inc. or any of its Affiliates or Associates solely by reason of the Agreement and Plan of Merger, dated as of March 9, 1998, by and between the Company and Bay (the "Merger Agreement"), the Stock Option Agreement, dated as of March 9, 1998, by and between the Company, as issuer, and Bay (the "Option Agreement"), or the consummation of the transactions contemplated by the Merger Agreement or the Option Agreement) (an "Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding Common Shares or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than an Exempt Person) of 10% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be represented, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented

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by such certificate. As soon as practicable following the Distribution Date, separate certificates representing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will represent the Rights.

            The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of March 9, 2008 (the "Final Expiration Date") and the Effective Time (as defined in the Merger Agreement), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares; (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares; or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

            Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

            Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

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

            In the event that the Company is acquired in a merger or other business combination transaction by one other than an Exempt Person or 50% or more of its consolidated assets or earning power are sold to one other than an Exempt Person after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

            At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may cause the Company to exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment). However, the Rights may not be so exchanged unless (i) at the time of the action by the Board of Directors approving such exchange, there are then in office not less than two Relevant Directors (as defined below) and (ii) such exchange is approved by a majority of the relevant Directors then in office. "Relevant Directors" means
(1) with respect to any time prior to the date set forth in Section 8.1(c) of the Merger Agreement, a member of the Board of Directors who is not an Acquiring Person or an affiliate or representative thereof, who is not an officer of the Company and who either (a) was a member of the Board of Directors prior to March 9, 1998 or (b) subsequently became a member of the Board of Directors and whose election is approved or recommended by a majority of the Board of Directors, including a majority of the Relevant Directors then in office and (2) with respect to any other time, a member of the Board of Directors who is not an Acquiring Person or an affiliate or representative thereof and who is not an officer of the Company.

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be represented by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

            At any time prior to the acquisition by a person or group of affiliated or associated persons becoming an Acquiring Person, the Board of Directors of the Company may


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

cause the Company to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). However, the Board of Directors may not redeem the Rights unless (i) at the time of the action of the Board of Directors approving such redemption, these are in office not less than two Relevant Directors and (ii) such action is approved by a majority of the Relevant Directors then in office. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

            The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that (i) from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights and (ii) amendments may only be made if
(i) at the time the Board of Directors approves such amendments, there are at least two Relevant Directors in office and (ii) such amendment is approved by a majority of the Relevant Directors then in office.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group (other than an Exempt Person) that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Shares.

            The Rights Agreement and the press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2.  EXHIBITS.

        1. Rights Agreement, dated as of March 9, 1998, between Avalon Properties, Inc. and First Union National Bank, including the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit
           99.7 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 10, 1998).

        2. Text of Press Release relating to the declaration of the Rights dated March 9, 1998 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 10, 1998).


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                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  March 10, 1998

                                    AVALON PROPERTIES, INC.

                                    By:  /s/ Richard L Michaux
                                         ---------------------
                                        NAME: Richard L. Michaux
                                        TITLE: Chief Executive Officer

EXHIBIT LIST


No.                                                                     Page

 1.   Rights Agreement, dated as of March 9, 1998, between Avalon
      Properties, Inc. and First Union National Bank, including the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 99.7 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 10, 1998).

 2. Text of Press Release relating to the declaration of the Rights dated March 9, 1998 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 10, 1998).